AIS

05010647

August 10, 2005

RECEIVED AUG 19 2005 SEC MAIL PROCESSING WASH. D.C. 190 SECTION

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 085/2005 and AIS-CP 086/2005**

Subject:	1. Notification of the Resolutions of the Board of Directors' Meeting No. 5/2005 in relation to Dividends Payment and Appointment of the New Director. 2. Report of Financial Covenants Compliance
Date:	August 10, 2005
Attachment:	Submission of the Reviewed Financial Statements for the Second quarter of Year 2005 and Management's Discussion and Analysis for the Second quarter of Year 2005.

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

PROCESSED
AUG 23 2005
THOMSON FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

dlw 8/23

August 10, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 085/2005 and AIS-CP 086/2005**

Subject:	1. Notification of the Resolutions of the Board of Directors' Meeting No. 5/2005 in relation to Dividends Payment and Appointment of the New Director. 2. Report of Financial Covenants Compliance
Date:	August 10, 2005
Attachment:	Submission of the Reviewed Financial Statements for the Second quarter of Year 2005 and Management's Discussion and Analysis for the Second quarter of Year 2005.

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 10, 2005

AIS-CP 085/2005

August 10, 2005

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 5/2005 in relation to Dividends Payment and Appointment of the New Director.

To: The President

The Stock Exchange of Thailand

The Board of Directors' Meeting of Advanced Info Service Public Company Limited (the "Company") No. 5/2005 held on August 10, 2005 has resolved on the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 4/2005 held on May 12, 2005.

2. Approved the Balance Sheets, Statement of Income, and Cash Flow Statements for the second quarter of 2005 ended June 30, 2005.

3. Approved the dividends payment for the first half of 2005 (January 1 – June 30, 2005) to shareholders at the rate of 3.00 Baht per share, totaling 8,838.51 million Baht. The dividends will be paid for the amount of 2,948,709,373 shares, which are deducted the treasury stocks of 2,540,200 shares. The treasury stock is not being eligible for dividends payment.

   The closing date of register book to designate the right of shareholders to receive dividends will be on August 25, 2005, at 12.00 noon. The date of payment is fixed on September 6, 2005.

4. Notified the appointment of Mr. Hui Weng Cheong, the representative director of Singapore Telecom Company, to be the Company' s new director to replace Mr. Lim Chuan Poh who resigned from the Company's director.

Summary Translation Letter
To the Stock Exchange of Thailand
August 10, 2005

Ref: AIS-CP086/05

August 10, 2005

Subject : Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc. AIS063A, AIS06NA, AIS073A, AIS07OA, AIS093A, and AIS093B, the Company is required to maintain its debt to equity ratio at not more than 2:1. This ratio will be calculated from an unconsolidated financial statement of the Company on a quarterly basis. The Company is, in addition, required to report a default on any debt obligation if there is any.

We would like to notify you that as at 30 June, 2005 the debt to equity ratio of the Company are as follows:

Debentures	Debt to Equity ratio	
	Conditions	Compliance
AIS063A	≤ 2:1	0.72
AIS06NA, AIS073A, AIS07OA, AIS093A, AIS093B	≤ 2:1	0.60

and we are in compliance with the conditions set forth in the Terms and Conditions of the above debentures.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 JUNE 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 June 2005 and the related consolidated and company statements of income for the three-month and six-month periods ended 30 June 2005 and 2004, and the related consolidated and company statements of changes in shareholders' equity and cash flows for the six-month periods ended 30 June 2005 and 2004 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2004 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 17 February 2005. The consolidated and company balance sheets as at 31 December 2004, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
10 August 2005

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Advanced Info Service Public Company Limited

Balance Sheets

As at 30 June 2005 and 31 December 2004

	Notes	Consolidated Unaudited 30 June 2005 Baht'000	Consolidated Audited 31 December 2004 Baht'000	Company Unaudited 30 June 2005 Baht'000	Company Audited 31 December 2004 Baht'000
ASSETS					
Current Assets					
Cash and cash equivalents		13,351,350	9,449,330	2,661,695	1,535,118
Short-term investments		276,970	186,208	-	-
Trade accounts receivable, net	6	5,360,222	5,761,004	5,860,210	6,041,577
Amounts due from related parties and loan to a subsidiary	16	1,068	445	30,483	25,607
Inventories, net		1,453,090	1,037,199	-	-
Spare part inventories for mobile phone network maintenance, net		229,716	244,998	214,508	221,788
Advances to suppliers		46,680	56,965	46,680	56,965
Other current assets	7	2,291,664	2,381,737	2,151,767	2,265,313
Total Current Assets		23,010,760	19,117,886	10,965,343	10,146,368
Non-Current Assets					
Investments in subsidiaries, net	8	-	-	30,307,495	27,938,774
Property, plant and equipment, net	9	9,152,694	10,161,944	8,903,409	9,904,614
Other assets					
Computer software, net	9	1,342,823	1,456,115	1,342,823	1,456,115
Assets under concession agreements, net	9	75,812,958	75,657,773	67,200,013	66,359,237
Concession rights, net	9	3,733,339	3,960,750	-	-
Goodwill, net	9	9,587,399	10,170,851	-	-
Other assets, net	9	614,387	642,281	507,858	523,693
Total Non-Current Assets		100,243,600	102,049,714	108,261,598	106,182,433
Total Assets		123,254,360	121,167,600	119,226,941	116,328,801

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The notes on pages 10 to 32 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Balance Sheets
As at 30 June 2005 and 31 December 2004

	Notes	Consolidated Unaudited 30 June 2005 Baht'000	Consolidated Audited 31 December 2004 Baht'000	Company Unaudited 30 June 2005 Baht'000	Company Audited 31 December 2004 Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Trade accounts payable	10	5,714,515	4,790,179	5,212,963	4,318,775
Amounts due to and short-term loans from related parties	16	614,112	419,121	3,196,795	3,001,486
Current portion of long-term borrowings	11	32,667	97,475	32,342	97,147
Current portion of long-term debentures, net	11	4,977,923	3,975,850	4,977,923	3,975,850
Forward and swap contracts payable, net		29,387	-	29,387	-
Concession right payable	12	4,699,733	4,621,462	-	-
Accrued concession fee and excise tax		3,552,594	2,395,994	3,188,156	2,121,309
Other current liabilities	13	10,460,822	11,213,210	10,300,260	10,036,957
Total Current Liabilities		30,081,753	27,513,291	26,937,826	23,551,524
Non-Current Liabilities					
Unearned income		91,924	105,960	-	-
Long-term borrowings	11	22,508	26,004	20,865	25,223
Long-term debentures, net	11	22,932,568	25,422,126	22,932,568	25,422,126
Deposits from customers		13,072	13,051	-	-
Total Non-Current Liabilities		23,060,072	25,567,141	22,953,433	25,447,349
Total Liabilities		53,141,825	53,080,432	49,891,259	48,998,873
Shareholders' Equity					
Share capital					
Authorised share capital		5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid-up share capital	14	2,947,657	2,945,188	2,947,657	2,945,188
Premium on share capital	14	20,579,908	20,470,525	20,579,908	20,470,525
Treasury stock		(83,130)	(83,130)	(83,130)	(83,130)
Advanced receipts for share subscription	14	20,122	11,051	20,122	11,051
Retained earnings					
Appropriated - Legal reserve		500,000	500,000	500,000	500,000
Appropriated - Capital reserve for treasury stock		83,130	-	83,130	-
Unappropriated		45,284,955	43,483,254	45,284,955	43,483,254
Total Parent's Shareholders' Equity		69,332,642	67,326,888	69,332,642	67,326,888
Fair value reserve of available-for-sale securities		4,390	14,268	-	-
Unrealised gain from dilution of investment		3,040	3,040	3,040	3,040
Minority interests		772,463	742,972	-	-
Total Shareholders' Equity, net		70,112,535	68,087,168	69,335,682	67,329,928
Total Liabilities and Shareholders' Equity		123,254,360	121,167,600	119,226,941	116,328,801

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes on pages 10 to 32 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Income (Unaudited)
For the three-month periods ended 30 June 2005 and 2004

	Notes	Consolidated		Company	
		Unaudited 30 June 2005 Baht'000	Unaudited 30 June 2004 Baht'000	Unaudited 30 June 2005 Baht'000	Unaudited 30 June 2004 Baht'000
Revenues					
Revenues from services and equipment rentals		19,781,331	21,090,400	18,204,226	19,422,716
Sales		2,526,653	3,009,680	-	-
Total revenues		22,307,984	24,100,080	18,204,226	19,422,716
Cost					
Cost of services and equipment rentals		6,064,233	5,465,977	6,290,733	5,319,363
Concession fee and excise tax		4,654,146	4,971,406	4,269,209	4,616,582
Cost of sales		2,316,740	2,630,546	-	-
Total cost		13,035,119	13,067,929	10,559,942	9,935,945
Gross profit		9,272,865	11,032,151	7,644,284	9,486,771
Selling and administrative expenses		2,652,632	2,856,541	2,415,012	2,404,140
Profit from sales, services and equipment rentals		6,620,233	8,175,610	5,229,272	7,082,631
Other operating income		134,221	195,476	98,923	182,086
Net (loss) gain on exchange rate		(24,922)	19,123	(21,276)	3,703
Directors' remuneration		(1,345)	(1,105)	(1,330)	(1,105)
Operating results		6,728,187	8,389,104	5,305,589	7,267,315
Share of net profit of investments - equity method	8	-	-	900,685	574,472
Profit before interest and tax		6,728,187	8,389,104	6,206,274	7,841,787
Interest expense		(389,805)	(545,845)	(364,719)	(468,008)
Income tax		(2,159,686)	(2,783,846)	(1,672,284)	(2,329,816)
Profit before minorities		4,178,696	5,059,413	4,169,271	5,043,963
Profit attributable to minorities, net		9,425	15,450	-	-
Net profit for the period		4,169,271	5,043,963	4,169,271	5,043,963
Basic earnings per share (Baht)	4				
Net profit for the period		1.42	1.72	1.42	1.72
Diluted earnings per share (Baht)	4				
Net profit for the period		1.41	1.71	1.41	1.71

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes on pages 10 to 32 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Income (Unaudited)
For the six-month periods ended 30 June 2005 and 2004

		Consolidated		Company	
		Unaudited 30 June 2005	Unaudited 30 June 2004	Unaudited 30 June 2005	Unaudited 30 June 2004
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from services and equipment rentals		40,967,081	41,924,649	37,698,873	38,644,893
Sales		5,063,300	6,253,120	-	-
Total revenues		46,030,381	48,177,769	37,698,873	38,644,893
Cost					
Cost of services and equipment rentals		11,887,886	10,858,292	12,310,617	10,578,242
Concession fee and excise tax		9,603,784	9,897,865	8,831,731	9,193,133
Cost of sales		4,537,041	5,266,866	-	-
Total cost		26,028,711	26,023,023	21,142,348	19,771,375
Gross profit		20,001,670	22,154,746	16,556,525	18,873,518
Selling and administrative expenses		5,034,500	5,531,160	4,561,684	4,670,513
Profit from sales, services and equipment rentals		14,967,170	16,623,586	11,994,841	14,203,005
Other operating income		298,428	408,533	241,314	381,990
Net (loss) gain on exchange rate		(10,021)	18,258	(6,849)	(514)
Directors' remuneration		(2,932)	(2,640)	(2,917)	(2,640)
Operating results		15,252,645	17,047,737	12,226,389	14,581,841
Share of net profit of investments - equity method	8	-	-	1,927,442	1,333,016
Profit before interest and tax		15,252,645	17,047,737	14,153,831	15,914,857
Interest expense		(793,669)	(1,126,473)	(736,113)	(954,788)
Income tax		(4,891,289)	(5,815,086)	(3,879,522)	(4,886,096)
Profit before minorities		9,567,687	10,106,178	9,538,196	10,073,973
Profit attributable to minorities, net		29,491	32,205	-	-
Net profit for the period		9,538,196	10,073,973	9,538,196	10,073,973
Basic earnings per share (Baht)	4				
Net profit for the period		3.24	3.43	3.24	3.43
Diluted earnings per share (Baht)	4				
Net profit for the period		3.23	3.42	3.23	3.42

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The notes on pages 10 to 32 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Changes in Shareholders' Equity (Unaudited)
For the six-month periods ended 30 June 2005 and 2004

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

	Consolidated (Baht'000)										
	Issued and paid-up share capital	Premium on share capital	Treasury Stock	Advance receipt for share subscription	Legal reserve	Capital reserve for treasury stock	Unappro-priated retained earnings	Fair Value reserve	Unrealized gain from dilution of investment	Minority interests	Total
Opening balance 2005	2,945,188	20,470,525	(83,130)	11,051	500,000	-	43,483,254	14,268	3,040	742,972	68,087,168
Net profit for the period	-	-	-	-	-	-	9,538,196	-	-	-	9,538,196
Dividend paid (Note 5)	-	-	-	-	-	-	(7,653,365)	-	-	-	(7,653,365)
Transfer of advanced receipts to additional shares (Note 14)	253	10,798	-	(11,051)	-	-	-	-	-	-	-
Additional shares (Note 14)	2,216	98,585	-	-	-	-	-	-	-	-	100,801
Advanced receipt for share subscription (Note 14)	-	-	-	20,122	-	-	-	-	-	-	20,122
Fair value reserve of available-for-sale securities	-	-	-	-	-	-	-	(9,878)	-	-	(9,878)
Capital reserve for treasury stock	-	-	-	-	-	83,130	(83,130)	-	-	-	-
Profit attributable to minorities	-	-	-	-	-	-	-	-	-	29,491	29,491
Closing balance 30 June 2005	2,947,657	20,579,908	(83,130)	20,122	500,000	83,130	45,284,955	4,390	3,040	772,463	70,112,535
Opening balance 2004	2,938,525	20,169,275	(83,130)	25,526	500,000	-	35,720,063	-	-	355,945	59,626,204
Net profit for the period	-	-	-	-	-	-	10,073,973	-	-	-	10,073,973
Dividend paid	-	-	-	-	-	-	(6,170,225)	-	-	-	(6,170,225)
Acquisition of investment in subsidiary	-	-	-	-	-	-	-	-	-	1,726	1,726
Additional shares	4,106	188,938	-	(25,526)	-	-	-	-	-	-	167,518
Advanced receipt for share subscription	-	-	-	31,890	-	-	-	-	-	-	31,890
Profit attributable to minorities	-	-	-	-	-	-	-	-	-	32,205	32,205
Closing balance 30 June 2004	2,942,631	20,358,213	(83,130)	31,890	500,000	-	39,623,811	-	-	389,876	63,763,291

The notes on pages 10 to 32 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited) (continued)

For the six-month periods ended 30 June 2005 and 2004

	Company (Baht'000)								
	Issued and paid-up share capital	Premium on share capital	Treasury Stock	Advance receipt for share subscription	Legal reserve	Capital reserve for treasury stock	Unappropriated retained earnings	Unrealized gain from dilution of investment	Total
Opening balance 2005	2,945,188	20,470,525	(83,130)	11,051	500,000	-	43,483,254	3,040	67,329,928
Net profit for the period	-	-	-	-	-	-	9,538,196	-	9,538,196
Dividend paid (Note 5)	-	-	-	-	-	-	(7,653,365)	-	(7,653,365)
Transfer of advanced receipts to additional shares (Note 14)	253	10,798	-	(11,051)	-	-	-	-	-
Additional shares (Note 14)	2,216	98,585	-	-	-	-	-	-	100,801
Advanced receipts for share subscription (Note 14)	-	-	-	20,122	-	-	-	-	20,122
Capital reserve for treasury stock	-	-	-	-	-	83,130	(83,130)	-	-
Closing balance 30 June 2005	2,947,657	20,579,908	(83,130)	20,122	500,000	83,130	45,284,955	3,040	69,335,682
Opening balance 2004	2,938,525	20,169,275	(83,130)	25,526	500,000	-	35,720,063	-	59,270,259
Net profit for the period	-	-	-	-	-	-	10,073,973	-	10,073,973
Dividend paid	-	-	-	-	-	-	(6,170,225)	-	(6,170,225)
Additional shares	4,106	188,938	-	(25,526)	-	-	-	-	167,518
Advanced receipts for share subscription	-	-	-	31,890	-	-	-	-	31,890
Closing balance 30 June 2004	2,942,631	20,358,213	(83,130)	31,890	500,000	-	39,623,811	-	63,373,415

The notes on pages 10 to 32 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Cash Flows (Unaudited)
For the six-month periods ended 30 June 2005 and 2004

		Consolidated		Company	
		Unaudited 30 June 2005	Unaudited 30 June 2004	Unaudited 30 June 2005	Unaudited 30 June 2004
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Cash flows from operating activities	15	19,567,597	20,823,167	16,846,059	19,931,033
Cash flows from investing activities:					
Net changes in short-term investments		(100,640)	12,688	-	-
Net changes in advances to suppliers		10,285	243,878	10,285	243,232
Proceeds from disposals of property and equipment		8,837	12,179	8,275	1,654
Acquisitions of subsidiaries, net of cash acquired	8	-	(472)	(210,000)	(2,413)
Cash invested in long-term investments in a subsidiary	8	-	-	(250,000)	-
Purchases of property, plant and equipment		(1,585,043)	(1,416,335)	(1,536,507)	(1,384,301)
Purchases of assets under concession agreements		(4,927,375)	(3,219,423)	(4,688,870)	(2,895,204)
Dividend received from a subsidiary		-	-	18,720	117,600
Net cash payments to investing activities		(6,593,936)	(4,367,485)	(6,648,097)	(3,919,432)
Cash flows from financing activities:					
Repayments of loans from a subsidiary	16	-	-	(2,500,000)	(500,000)
Proceeds of loans from a subsidiary	16	-	-	2,500,000	-
Repayments of long-term borrowings		-	(3,042,433)	-	-
Repayments of long-term debentures	11	(1,500,000)	(1,500,000)	(1,500,000)	(1,500,000)
Finance lease principal payments	11	(73,334)	(72,966)	(73,078)	(66,194)
Net proceeds from capital increase	14	2,216	3,571	2,216	3,571
Net proceeds from share premium	14	98,584	163,947	98,584	163,947
Advanced receipts for share subscription	14	20,122	31,890	20,122	31,890
Payments of dividend	5	(7,653,364)	(6,170,225)	(7,653,364)	(6,170,225)
Net cash payments from financing activities		(9,105,776)	(10,586,216)	(9,105,520)	(8,037,011)
Net increase in cash and cash equivalents		3,867,885	5,869,466	1,092,442	7,974,590
Opening balance		9,449,330	8,636,841	1,535,118	1,479,409
Unrealised gain on exchange rate of cash and cash equivalents		34,135	15,226	34,135	15,226
Closing balance		13,351,350	14,521,533	2,661,695	9,469,225

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes on pages 10 to 32 are an integral part of these interim financial statements.

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the six-month periods ended 30 June 2005 and 2004 comprise:

	Consolidated		Company	
	Unaudited 30 June 2005 Million Baht	Unaudited 30 June 2004 Million Baht	Unaudited 30 June 2005 Million Baht	Unaudited 30 June 2004 Million Baht
Cash and deposits at financial institutions	10,444	5,755	1,590	2,947
Short-term investments with maturities of three months or less	2,907	8,767	1,072	6,522
Total cash and cash equivalents	13,351	14,522	2,662	9,469

Interest paid, income tax and non-cash investing activities

Interest paid, income tax paid and non-cash investing activities for the six-month periods ended 30 June 2005 and 2004 comprise:

	Consolidated		Company	
	Unaudited 30 June 2005 Million Baht	Unaudited 30 June 2004 Million Baht	Unaudited 30 June 2005 Million Baht	Unaudited 30 June 2004 Million Baht
Interest paid and income tax paid				
Interest paid	739	1,005	739	955
Income tax paid	5,317	4,346	3,987	3,837
Non-cash investing activities				
Outstanding debts arising from investment in property, plant and equipment and assets under concession agreements	3,501	2,257	3,363	2,148

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes on pages 10 to 32 are an integral part of these interim financial statements.

1 Accounting policies

These interim consolidated and Company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, "Interim Financial Reporting" and additional notes are presented as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004, except as discussed below.

As a result of the Federation of Accounting Profession (FAP) approval of three new accounting standards on 12 May 2005, the Company has adopted TAS 52, 'Events After Balance Sheet Date', TAS 53, 'Provisions, Contingent Liabilities, Contingent Assets' and TAS 54, 'Discontinuing Operations' in the second quarter of 2005. The adoption of three new standards did not have material impact on the interim consolidated and company financial statements presented.

Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2004 annual financial statements.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

These interim consolidated and company financial statements have been approved for issue by the Board of Directors on 10 August 2005.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

2 Segment information

Financial information by business segment for the three-month and six-month periods ended 30 June 2005 and 2004 are as follows:

	Consolidated (Million Baht)							
	For the three-month periods ended 30 June							
	Mobile phone and call center services		Mobile phone sales		Datanet services		Group	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenues:								
Revenues from services and equipment rentals	19,628	20,947	24	24	129	119	19,781	21,090
Sales	-	-	2,527	3,006	-	4	2,527	3,010
Total revenues	19,628	20,947	2,551	3,030	129	123	22,308	24,100
Operating expenses:								
Cost of sales, services and equipment rentals	(10,637)	(10,356)	(2,325)	(2,638)	(73)	(74)	(13,035)	(13,068)
Selling and administrative expenses	(2,549)	(2,729)	(47)	(94)	(57)	(33)	(2,653)	(2,856)
Operating profit	6,442	7,862	179	298	(1)	16	6,620	8,176

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

2 Segment information (continued)

	Consolidated (Million Baht)							
	For the six-month periods ended 30 June							
	Mobile phone and call center services		Mobile phone sales		Datanet services		Group	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenues :								
Revenues from services and equipment rentals	40,663	41,651	51	49	253	225	40,967	41,925
Sales	-	-	5,062	6,247	1	6	5,063	6,253
Total revenues	40,663	41,651	5,113	6,296	254	231	46,030	48,178
Operating expenses :								
Cost of sales, services and equipment rentals	(21,331)	(20,598)	(4,553)	(5,288)	(145)	(137)	(26,029)	(26,023)
Selling and administrative expenses	(4,830)	(5,277)	(109)	(191)	(95)	(63)	(5,034)	(5,531)
Operating profit	14,502	15,776	451	817	14	31	14,967	16,624

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

3 Operating profit

The following items have been charged to the operating profit during the interim period :

	Consolidated		Company	
	30 June 2005 Million Baht	30 June 2004 Million Baht	30 June 2005 Million Baht	30 June 2004 Million Baht
Depreciation on property and equipment (Note 9)	2,429	2,222	2,390	2,179
Amortisation of intangible assets: (Note 9)				
- Computer software	245	115	245	115
- Assets under concession agreements	6,215	5,782	5,204	4,797
- Concession right	228	227	-	-
- Positive goodwill	583	583	-	-
- Deferred charges	77	56	67	30
Loss on obsolete spare parts for mobile phone network maintenance, net	113	113	106	121
Loss on write-off of deferred charges (Note 9)	3	-	3	-
Doubtful accounts and bad debts	340	504	331	464
Staff costs	1,372	1,069	997	913
Marketing expense	1,388	1,807	1,331	1,628
Number of staff (persons)	5,193	4,755	3,802	3,425

4 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the period attributable to shareholders by the weighted average number of paid-up ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of warrants should be considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the three-month and six-month periods ended 30 June 2005 and 2004.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

4 Earnings per share (continued)

For the three-month periods ended	Consolidated 30 June 2005	Consolidated 30 June 2004	Company 30 June 2005	Company 30 June 2004
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	4,169	5,044	4,169	5,044
Weighted average number of paid-up ordinary share in issue during the period (Million shares)	2,945	2,939	2,945	2,939
Basic earnings per share (Baht)	1.42	1.72	1.42	1.72
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	6	7	6	7
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,951	2,946	2,951	2,946
Diluted earnings per share (Baht)	1.41	1.71	1.41	1.71

For the six-month periods ended	Consolidated 30 June 2005	Consolidated 30 June 2004	Company 30 June 2005	Company 30 June 2004
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	9,538	10,074	9,538	10,074
Weighted average number of paid-up ordinary share in issue during the period (Million shares)	2,944	2,938	2,944	2,938
Basic earnings per share (Baht)	3.24	3.43	3.24	3.43
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	6	7	6	7
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,950	2,945	2,950	2,945
Diluted earnings per share (Baht)	3.23	3.42	3.23	3.42

5 Dividend

At the Annual General shareholders' Meeting on 30 March 2005, it was approved to declare a dividend for 2,943.61 million shares of Baht 2.60 each, totalling Baht 7,653.39 million. Dividends of Baht 7,653.36 million were paid to the shareholders on 11 April 2005. The remaining amount of Baht 0.03 million pertained to shareholders that were not entitled to receive the dividend and thus the Company did not pay such amount.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

6 Trade accounts receivable, net

	Consolidated		Company	
	30 June 2005 Million Baht	31 December 2004 Million Baht	30 June 2005 Million Baht	31 December 2004 Million Baht
Trade accounts receivable:				
Third parties	3,656	4,052	2,252	2,304
Related parties (Note 16)	160	130	2,181	2,251
Accrued income	2,379	2,539	2,192	2,316
Total trade accounts receivable	6,195	6,721	6,625	6,871
Less allowance for doubtful accounts of third parties	(835)	(960)	(765)	(829)
Total trade accounts receivable, net	5,360	5,761	5,860	6,042

Outstanding trade accounts receivable from third parties can be aged as follows:

	Consolidated		Company	
	30 June 2005 Million Baht	31 December 2004 Million Baht	30 June 2005 Million Baht	31 December 2004 Million Baht
Current - 3 months	5,598	6,143	4,073	4,267
Overdue 3 - 6 months	283	281	239	250
Overdue 6 - 12 months	86	124	72	67
Overdue over 12 months	68	43	60	36
Total	6,035	6,591	4,444	4,620
Less allowance for doubtful accounts of third parties	(835)	(960)	(765)	(829)
Total trade accounts receivable - third parties, net	5,200	5,631	3,679	3,791

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Group's large number of customers. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade accounts receivable.

7 Other current assets

	Consolidated		Company	
	30 June 2005 Million Baht	31 December 2004 Million Baht	30 June 2005 Million Baht	31 December 2004 Million Baht
Other receivables	172	467	162	460
Prepaid expenses	1,885	1,720	1,815	1,671
Others	235	195	175	134
Other current assets	2,292	2,382	2,152	2,265

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

8 Investments in subsidiaries, net

Movements in investment in subsidiaries for the six-month period ended 30 June 2005 comprise:

	Company 30 June 2005 Million Baht
Transactions during the six-month period ended 30 June 2005	
Opening net book amount	27,939
Dividend income from a subsidiary	(19)
Acquisitions of subsidiaries	210
Addition	250
Share of net profit of investments - equity method	1,927
Closing net book amount	30,307

On 17 March 2005, the Company invested in Advanced MPay Company Limited ("AMP") of 21.00 million ordinary shares with a par value of Baht 10 per share, totalling Baht 210.00 million. Total shares invested represent 99.99 % ownership in AMP.

On 26 April 2005, Advanced Magic Card Company Limited ("AMC"), formerly "Bridge Mobile Alliance", a subsidiary, registered the increase in the share capital from Baht 1.00 million (100,000 shares of Baht 10 each) to Baht 250.00 million (25 million shares of Baht 10 each) with the Ministry of Commerce. The purpose of the capital increase is to operate E-Cash Card business. Advanced Info Service Public Company Limited paid for the share capital increase on 3 May 2005. The Company still owns 99.99% of the subsidiary upon the completion of the capital increase.

8 Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows:

Company - 30 June 2005 / 31 December 2004

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Million Baht)	Investment portion (%)	Cost (Million Baht)	Accumulated share of profit (loss) in subsidiaries (Million Baht) 30 June 2005	Accumulated share of profit (loss) in subsidiaries (Million Baht) 31 December 2004	Equity (Million Baht) 30 June 2005	Equity (Million Baht) 31 December 2004	Dividend (Million Baht) 30 June 2005	Dividend (Million Baht) 31 December 2004	Unrealised gain from dilution of investment (Million baht) 30 June 2005	Unrealised gain from dilution of investment (Million baht) 31 December 2004
Mobile from Advance Co., Ltd.	Currently ceased operations.	Thailand	Shareholder	240.00	99.99	600.00	8,562.66	8,561.18	266.34	283.59	(18.72)	(117.60)	-	-
Advanced Datanetwork Communications Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	957.52	51.00	597.82	(85.31)	(75.28)	515.55	525.58	-	-	3.04	3.04
Datanetwork Solutions Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1.00	49.00	8.00	16.95	16.41	24.95	24.40	-	-	-	-
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	Shareholder	272.00	99.99	810.96	(359.06)	(505.02)	451.90	305.94	-	-	-	-
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, ,cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,621.86	98.55	23,300.00	5,289.17	3,498.69	28,589.17	26,798.69	-	-	-	-
Data Line Thai Co., Ltd.	Service provider of Internet	Thailand	Shareholder	15.00	65.00	2.41	(2.01)	(1.84)	0.40	0.57	-	-	-	-
Advanced Magic Card Co., Ltd. (Formerly Bridge Mobile Alliance Co., Ltd.)	Currently not in operation	Thailand	Shareholder	250.00	99.99	250.00	(0.21)	-	249.79	-	-	-	-	-
Advanced MPay Co., Ltd.	Currently not in operation	Thailand	Shareholder	210.00	99.99	210.00	(0.61)	-	209.39	-	-	-	-	-
	Investments in subsidiaries, net					25,779.19	13,421.56	11,494.14	30,307.49	27,938.77	(18.72)	(117.60)	3.04	3.04

9 Capital expenditure and commitments

	Consolidated (Million Baht)					
	Property and equipment	Computer software	Assets under concession agreements	Concession rights	Goodwill and other assets	Total
Transactions during the six-month period ended 30 June 2005						
Opening net book value	10,162	1,456	75,658	3,961	10,813	102,050
Additions	1,440	120	6,370	-	52	7,982
Disposals, net	(8)	-	-	-	(3)	(11)
Transfer, net	(12)	12	-	-	-	-
Depreciation/amortisation charges	(2,429)	(245)	(6,215)	(228)	(660)	(9,777)
Closing net book value	9,153	1,343	75,813	3,733	10,202	100,244
At 30 June 2005						
Cost	23,562	2,769	140,818	6,993	15,460	189,602
Less accumulated depreciation/amortisation	(14,409)	(1,426)	(61,035)	(3,260)	(5,258)	(85,388)
allowance for asset impairment	-	-	(3,970)	-	-	(3,970)
Net book value	9,153	1,343	75,813	3,733	10,202	100,244

Additions include Baht 5.03 million (2004: Baht 5.39 million) assets leased under finance leases (where the Group is the lessee).

	Company (Million Baht)				
	Property and equipment	Computer software	Assets under concession agreements	Other assets	Total
Transactions during the six-month period ended 30 June 2005					
Opening net book value	9,904	1,456	66,359	523	78,242
Additions	1,409	120	6,045	55	7,629
Disposals, net	(8)	-	-	(3)	(11)
Transfer, net	(12)	12	-	-	-
Depreciation/amortisation charges	(2,390)	(245)	(5,204)	(67)	(7,906)
Closing net book value	8,903	1,343	67,200	508	77,954
At 30 June 2005					
Cost	22,762	2,769	124,866	730	151,127
Less accumulated depreciation/amortisation	(13,859)	(1,426)	(53,696)	(222)	(69,203)
allowance for asset impairment	-	-	(3,970)	-	(3,970)
Net book value	8,903	1,343	67,200	508	77,954

Additions include Baht 3.91 million (2004: Baht 4.35 million) assets leased under finance leases (where the Company is the lessee).

...ICE PUBLIC COMPANY LIMITED

9 Capital expenditure and commitments (continued)

Capital expenditure commitments with third parties

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated	
	30 June 2005 Currency Million	31 December 2004 Currency Million
Assets under concession agreements		
Thai Baht	3,517	4,106
US Dollars	155	112
Japanese Yen	1,062	1,829
Euro	1	6
Property and equipment		
Thai Baht	175	116
US Dollars	50	23
Service maintenance agreements		
Thai Baht	1,434	1,007
US Dollars	27	8
Japanese Yen	171	117

	Company	
	30 June 2005 Currency Million	31 December 2004 Currency Million
Assets under concession agreements		
Thai Baht	3,389	3,984
US Dollars	145	99
Japanese Yen	1,062	1,829
Euro	1	6
Property and equipment		
Thai Baht	172	116
US Dollars	50	23
Service maintenance agreements		
Thai Baht	1,427	1,007
US Dollars	26	8
Japanese Yen	171	117

As at 30 June 2005, the Group has commitments under letters of credit with overseas suppliers amounting to approximately Baht 134.50 million (31 December 2004 : Baht 82.56 million) on a consolidated basis and Baht Nil million (31 December 2004 : Baht Nil) on a company basis.

The Group has entered into lease and related service agreements for office spaces, cars, and base stations for periods ranging from 1 month to 9 years with options to renew. As at 30 June 2005, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	590	509
- within 2 to 5 years	577	521
- over 5 years	1	1

10 Trade accounts payable

	Consolidated		Company	
	30 June 2005 Million Baht	31 December 2004 Million Baht	30 June 2005 Million Baht	31 December 2004 Million Baht
Trade accounts payable:				
Third parties	5,630	4,732	4,738	3,554
Related parties (Note 16)	85	58	475	765
Total trade accounts payable	5,715	4,790	5,213	4,319

11 Borrowings

	Consolidated		Company	
	30 June 2005 Million Baht	31 December 2004 Million Baht	30 June 2005 Million Baht	31 December 2004 Million Baht
Current	5,011	4,073	5,010	4,073
Non-current	22,955	25,448	22,953	25,447
Total borrowings	27,966	29,521	27,963	29,520

The movements in the above borrowings can be analysed as follows:

	Consolidated Million Baht	Company Million Baht
For the six-month period ended 30 June 2005		
Opening net book value	29,521	29,520
Additions - lease liabilities (Note 9)	5	3
Repayments	(1,573)	(1,573)
Amortisation of bond issuing cost	13	13
Closing net book value	27,966	27,963

Long-term debentures

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

The carrying amounts and fair values of long-term debentures (gross of issue costs) as at 30 June 2005 are as follows:

	Consolidated		Company	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Long-term debentures	27,950	28,633	27,950	28,633

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Dealing Center at the close of the business on the balance sheet date.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

12 Concession right payable

Digital Phone Company Limited ("DPC"), a subsidiary, acquired its concession under an assignment agreement from Total Access Communication Public Company Limited ("TAC."). Under the assignment agreement, DPC has outstanding amounts due to TAC. As set out in the financial statements for the year ended 31 December 2003 and 2004, DPC is in arbitration with TAC with respect to principal and interest outstanding. On 30 June 2003 and 28 October 2003, TAC submitted the case to the Arbitration Institute for settlement of amounts due on 30 September 2002 and 2003 comprising principal and interest according to the agreement totalling USD 35.5 million and called for payment with an additional interest charge on the overdue payment of USD 1.3 million and with interest to be charged at 9.50% per annum on overdue payment, as punitive damages, until the payment is made. These principal and interest (excluding interest on overdue amounts) are included in the total concession payable of Baht 4,700 million (31 December 2004 : Baht 4,621 million). DPC has engaged legal advisors and submitted its case to the Arbitration Institute for settlement. The arbitration process is not completed in this period. According to the agreement, the interest rate exposure on the concession right payable is fixed at a rate of 9.50% per annum. These financial statements include full recognition of the concession payable and interest according to the agreement but have not provided accrued interest charge for overdue payment. DPC's management believes that settlement of this arbitration should not have a material unfavourable effect on the financial statements.

13 Other current liabilities

	Consolidated		Company	
	30 June 2005 Million Baht	31 December 2004 Million Baht	30 June 2005 Million Baht	31 December 2004 Million Baht
Income tax payable	3,999	4,414	3,087	3,195
Unearned income - mobile phone service	4,496	4,612	5,621	5,123
Accrued bonus	161	433	138	387
Accrued interest expense	220	250	234	250
Value added tax payable, net	251	286	195	220
Other payables	704	400	620	319
Other current liabilities	630	818	405	543
Total other current liabilities	10,461	11,213	10,300	10,037

14 Share capital and premium

	Number of shares Million shares	Ordinary shares Million Baht	Share premium Million Baht	Total Million Baht
For the six-month period ended 30 June 2005				
Issued and paid-up share capital				
Opening balance	2,945.19	2,945.19	20,470.53	23,415.72
Issue of shares	2.47	2.47	109.38	111.85
Closing balance	2,947.66	2,947.66	20,579.91	23,527.57

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

14 Share capital and premium (continued)

During the six-month period ended 30 June 2005, the Company registered the increase in share capital with the Ministry of Commerce for 2.47 million ordinary shares from the exercise of 2.42 million warrants, 0.25 million warrants of which were exercised during the quarter ended 31 December 2004. The capital increase results in an increase in paid-up share capital and share premium of Baht 2.47 million and Baht 109.38 million, respectively.

As at 30 June 2005, the total authorised number of ordinary shares is 2,947.66 million shares (31 December 2004: 2,945.19 million shares) with a par value of Baht 1.00 per share (31 December 2004 : Baht 1.00 per share). All issued shares are fully paid.

Warrants granted to directors and employees

The Company has granted warrants at Baht nil per unit to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years. Details of warrants are as follows:

Grant date	27/03/2002 (Grant I)	30/05/2003 (Grant II)	31/05/2004 (Grant III)	31/05/2005 (Grant IV)
Warrants (Million units)	14.00	8.47	9.00	9.22
Exercise price per unit	48.00	43.38	91.79	106.66
Exercise ratio	1:1	1:1	1:1	1:1
First adjustment to exercise price per unit and ratio (effective from 20 August 2003 onwards)				
- Price	47.73	43.14	-	-
- Ratio	1:1.00559	1:1.00559	-	-
Second adjustment to exercise price per unit and ratio (effective from 31 March 2004 onwards)				
- Price	47.40	42.84	-	-
- Ratio	1:1.01261	1:1.01261	-	-
Third adjustment to exercise price per unit and ratio (effective from 25 August 2004 onwards)				
- Price	47.15	42.63	91.35	-
- Ratio	1:1.01751	1:1.01751	1:1.00484	-
Fourth adjustment to exercise price per unit and ratio (effective from 7 March 2005 onwards)				
- Price	46.78	42.30	90.64	-
- Ratio	1:1.02549	1:1.02549	1:1.01272	-

Fourth adjustment to exercise price and exercise ratio of warrant grant I, grant II and grant III

At the Board of Directors' meeting held on 17 February 2005, the Board passed a resolution to approve the fourth adjustment of the exercise price of warrants grant I, grant II and grant III from Baht 47.15 per unit to Baht 46.78 per unit, from Baht 42.63 per unit to Baht 42.30 per unit and from Baht 91.35 per unit to Baht 90.64 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1:1.01751 to 1:1.02549 for both grant I and grant II and from 1:1.00484 to 1:1.01272 for grant III. The new exercise price and exercise ratio were effective from 7 March 2005 onwards.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

14 Share capital and premium (continued)

Warrant grant IV

At the Annual General Meeting of the Company's shareholders held on 30 March 2005, the shareholders passed a resolution to approve additional warrants of 9.79 million units at Baht nil per unit, or equivalent to 0.33% of the Company's total paid-up share capital (before dilution) to be issued and offered in 2005. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is Baht 106.66 per unit, which is the weighted average closing price for 30 days prior to 30 March 2005. On 31 May 2005, 3.03 million units and 6.19 million units were approved to be given to directors and employees/advisors of the group, respectively.

Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
For the six-month period ended 30 June 2005			
Opening balance	1.84	19.27	21.11
Granted	3.03	6.19	9.22
Exercised	(0.11)	(2.48)	(2.59)
Closing balance	4.76	22.98	27.74

Exercised warrants

During the six-month period ended 30 June 2005, 0.11 million units and 2.48 million units were exercised by the Company's directors and employees, respectively. The exercises of 2.17 million warrants during this period, and of 0.25 million warrants during the quarter ended 31 December 2004, increased paid-up share capital and premium on share capital by Baht 2.47 million and Baht 109.38 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.42 million units or 0.43 million shares on 5 July 2005. The Company received advanced payment from shareholders for the 0.43 million shares in the amount of Baht 20.12 million in the three-month period ended 30 June 2005 (Note 18).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

15 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the six-month periods ended 30 June 2005 and 2004:

		Consolidated		Company	
	Notes	30 June 2005 Million Baht	30 June 2004 Million Baht	30 June 2005 Million Baht	30 June 2004 Million Baht
Cash flows from operating activities:					
Net profit for the period		9,538	10,074	9,538	10,074
Adjusted by:					
Depreciation	9	2,429	2,222	2,390	2,179
Amortisation of computer software	9	245	115	245	115
Amortisation of assets under concession agreements	9	6,215	5,782	5,204	4,797
Amortisation of concession right	9	228	227	-	-
Amortisation of goodwill	9	583	583	-	-
Amortisation of deferred charges	9	77	56	67	30
Amortisation of forward and swap premium		11	2	11	2
Amortisation of bond issuing cost	11	13	17	13	17
Loss on write-off obsolete spare parts for mobile phone network maintenance		113	113	106	121
Loss on write-off deferred charges		3	-	3	-
Doubtful accounts and bad debts		340	504	331	464
(Gain)/loss on obsolete inventories and diminution in value of finished goods		(18)	33	-	-
(Gain)/loss on disposals of fixed assets		(4)	9	(4)	11
Loss on write-off of fixed assets		3	-	3	-
Unrealised loss on changes in fair value of investments		-	10	-	-
Unrealised loss/(gain) on foreign exchange rate		41	(12)	41	(7)
Realised unearned income		(14)	-	-	-
Share of net profit in subsidiaries	8	-	-	(1,927)	(1,333)
Share of net profit from subsidiaries to minority interests		29	32	-	-
Net income before changes in operating assets and liabilities		19,832	19,767	16,021	16,470
Changes in operating assets and liabilities					
- Trade accounts receivable		75	(618)	(135)	148
- Amounts due from related parties		-	-	(5)	13
- Inventories		(397)	(660)	-	-
- Spare part inventories for mobile network maintenance		(98)	(24)	(98)	(22)
- Forward and swap contracts receivable		-	24	-	-
- Other current assets		78	(513)	102	(402)
- Other assets		(52)	(22)	(55)	(26)
- Trade accounts payable		(558)	(331)	(518)	(146)
- Amounts due to related parties		195	38	195	(3)
- Forward and swap contracts payable		9	-	9	-
- Concession rights payable, accrued concession fee and excise tax		1,235	1,524	1,067	1,370
- Deposits from customers		(6)	4	(1)	-
- Other current liabilities		(745)	1,634	264	2,529
Cash flows from operating activities		19,568	20,823	16,846	19,931

16 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 42.87 % (at 31 December 2004 : 42.90%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder, holding 19.27% (at 31 December 2004 : 19.28%) of the share capital of the Company.

The principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies in which the Shinawatra family are the principal shareholders or directors are recognised as related parties to the Company.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated on arm lengths basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged on a percentage of transaction amount. The Group uses external appraisers to evaluate property rental rate in the case that market rate is not available.

The Group has transactions with related parties for the three-month and six-month periods ended 30 June 2005 and 2004 as follows:

a) Sales of goods and services

	Consolidated		Company	
For the three-month periods ended	30 June 2005 Million Baht	30 June 2004 Million Baht	30 June 2005 Million Baht	30 June 2004 Million Baht
Service income				
Subsidiaries	-	-	72	74
Shin Corporation and its related parties	21	23	9	6
SingTel Strategic Investments Pte Ltd. and its related parties	142	162	142	162
Total service income	163	185	223	242
Other income				
Subsidiary	-	-	39	25
Shin Corporation and its related parties	2	-	-	-
Total other income	2	-	39	25
Sales of prepaid cards				
Subsidiary	-	-	11,327	11,500

	Consolidated		Company	
For the six-month periods ended	30 June 2005 Million Baht	30 June 2004 Million Baht	30 June 2005 Million Baht	30 June 2004 Million Baht
Service income				
Subsidiaries	-	-	151	163
Shin Corporation and its related parties	48	47	17	12
SingTel Strategic Investments Pte Ltd. and its related parties	283	208	283	208
Total service income	331	255	451	383
Other income				
Subsidiary	-	-	71	46
Shin Corporation and its related parties	8	1	4	-
Total other income	8	1	75	46
Sales of prepaid cards				
Subsidiary	-	-	23,886	20,321

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

16 Related party transactions (continued)

b) Purchases of services

For the three-month periods ended	Consolidated 30 June 2005 Million Baht	Consolidated 30 June 2004 Million Baht	Company 30 June 2005 Million Baht	Company 30 June 2004 Million Baht
Rental and other service expenses				
Subsidiaries	-	-	1,318	820
Shin Corporation and its related parties	255	226	238	209
SingTel Strategic Investments Pte Ltd. and its related parties	78	105	78	105
Total rental and other service expenses	333	331	1,634	1,134
Advertising expense - net*				
Related parties of Shin Corporation	159	240	156	221
(Advertising expense - gross** - Consolidated 2005 : 589 Million Baht 2004 : 742 Million Baht - Company 2005 : 579 Million Baht 2004 : 634 Million Baht)				
Total advertising expenses	159	240	156	221

* Net balance represents fee charged on advertising production and gross margin of media work at advertising agency.
** Gross balance represents total advertising expense charged to the Group and the Company. The Group and the Company record such expense at gross in the statements of income.

Promotion expense				
Subsidiaries	-	-	9	7
Total promotion expense	-	-	9	7
Consulting and management fees				
Shin Corporation and its related parties	52	54	52	53
Total consulting and management fees	52	54	52	53

For the six-month periods ended	Consolidated 30 June 2005 Million Baht	Consolidated 30 June 2004 Million Baht	Company 30 June 2005 Million Baht	Company 30 June 2004 Million Baht
Rental and other service expenses				
Subsidiaries	-	-	2,569	1,617
Shin Corporation and its related parties	499	416	466	384
SingTel Strategic Investments Pte Ltd. and its related parties	143	115	143	115
Total rental and other service expenses	642	531	3,178	2,116
Advertising expense - net*				
Related parties of Shin Corporation (Advertising expense - gross**	268	423	259	389
- Consolidated 2005 : 1,007 Million Baht 2004 : 1,402 Million Baht - Company 2005 : 985 Million Baht 2004 : 1,262 Million Baht				
Total advertising expenses	268	423	259	389

* Net balance represents fee charged on advertising production and gross margin of media work at advertising agency.
** Gross balance represents total advertising expense charged to the Group and the Company. The Group and the Company record such expense at gross in the statements of income.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

16 **Related party transactions** (continued)

b) **Purchases of services** (continued)

For the six-month periods ended	Consolidated 30 June 2005 Million Baht	Consolidated 30 June 2004 Million Baht	Company 30 June 2005 Million Baht	Company 30 June 2004 Million Baht
Promotion expense				
Subsidiaries	-	-	23	23
Total promotion expense	-	-	23	23
Consulting and management fees				
Shin Corporation and its related parties	104	117	103	114
Total consulting and management fees	104	117	103	114

For the three-month periods ended	Consolidated 30 June 2005 Million Baht	Consolidated 30 June 2004 Million Baht	Company 30 June 2005 Million Baht	Company 30 June 2004 Million Baht
Interest expense				
Subsidiary	-	-	14	1
Directors of related parties	1	1	1	1
Total interest expense	1	1	15	2

For the six-month periods ended	Consolidated 30 June 2005 Million Baht	Consolidated 30 June 2004 Million Baht	Company 30 June 2005 Million Baht	Company 30 June 2004 Million Baht
Interest expense				
Subsidiary	-	-	21	1
Directors of related parties	1	1	1	1
Total interest expense	1	1	22	2

c) **Dividend paid**

For the three-month periods ended	Consolidated 30 June 2005 Million Baht	Consolidated 30 June 2004 Million Baht	Company 30 June 2005 Million Baht	Company 30 June 2004 Million Baht
Shin Corporation	3,286	2,654	3,286	2,654
SingTel Strategic Investments Pte Ltd.	1,477	1,193	1,477	1,193
Total dividend paid	4,763	3,847	4,763	3,847

For the six-month periods ended	Consolidated 30 June 2005 Million Baht	Consolidated 30 June 2004 Million Baht	Company 30 June 2005 Million Baht	Company 30 June 2004 Million Baht
Shin Corporation	3,286	2,654	3,286	2,654
SingTel Strategic Investments Pte Ltd.	1,477	1,193	1,477	1,193
Total dividend paid	4,763	3,847	4,763	3,847

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

16 **Related party transactions** (continued)

d) **Purchases of property, equipment, computer software, and cost of mobile phone network**

For the six-month periods ended	Consolidated 30 June 2005 Million Baht	Consolidated 30 June 2004 Million Baht	Company 30 June 2005 Million Baht	Company 30 June 2004 Million Baht
Related parties of Shin Corporation	-	1	-	1
Total purchases of property, equipment, computer software, and cost of mobile phone network	-	1	-	1

e) **Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties**

	Consolidated 30 June 2005 Million Baht	Consolidated 31 December 2004 Million Baht	Company 30 June 2005 Million Baht	Company 31 December 2004 Million Baht
Short-term investments				
Shin Corporation	165	175	-	-
Trade accounts receivable				
Subsidiaries	-	-	2,035	2,133
Shin Corporation and its related parties	17	17	3	5
Related parties of SingTel Strategic Investments Pte Ltd.	143	113	143	113
Total trade accounts receivable	160	130	2,181	2,251
Amounts due from related parties				
Subsidiaries	-	-	30	26
Shin Corporation and its related parties	1	-	-	-
Total amounts due from related parties	1	-	30	26
Trade accounts payable				
Subsidiaries	-	-	395	711
Shin Corporation and its related parties	36	33	32	29
Related parties of SingTel Strategic Investments Pte Ltd.	49	25	49	25
Total trade accounts payable	85	58	476	765

16 **Related party transactions** (continued)

e) **Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties** (continued)

	Consolidated		Company	
	30 June 2005 Million Baht	31 December 2004 Million Baht	30 June 2005 Million Baht	31 December 2004 Million Baht
Amounts due to related parties				
Subsidiaries	-	-	95	99
Shin Corporation and its related parties	606	413	594	396
Related party of SingTel Strategic Investments Pte., Ltd.	8	6	8	6
Total amounts due to related parties	614	419	697	501
Other current liabilities				
Subsidiary	-	-	14	7
Total other current liabilities	-	-	14	7
Short-term loans from a related party				
Subsidiary	-	-	2,500	2,500

As at 30 June 2005, loan from a subsidiary represents a promissory note with maturity of less than one year, bearing interest at the rate of 3.25% per annum (as at 31 December 2004: 3.25% per annum). Repayment term is at call. (as at 31 December 2004 : paid during the quarter ended 31 March 2005).

	Consolidated		Company	
	30 June 2005 Million Baht	31 December 2004 Million Baht	30 June 2005 Million Baht	31 December 2004 Million Baht
Long-term debentures				
Major shareholder of Shin Corporation	10	10	10	10
Directors of the Company and its related parties	37	37	37	37
Total long-term debentures	47	47	47	47

f) **Commitments with related parties**

The Group has entered into lease and related service agreements for office spaces, cars and base stations for periods ranging from 1 month to 11 years with options to renew. At 30 June 2005, the Group is committed to pay for rental and related services in respect of the agreements as follows:

		Consolidated Million Baht	Company Million Baht
Payment due	- within 1 year	446	438
	- within 2 to 5 years	505	502
	- over 5 years	250	250

VICE PUBLIC COMPANY LIMITED

16 **Related party transactions** (continued)

f) **Commitments with related parties**

The Company has entered into agreements with a subsidiary of a major shareholder under which the related party provides satellite transponder services. The Company is committed to pay for transponder services amounting to approximately Baht 5.82 million per month (at 31 December 2004: Baht 5.60 million per month).

The Company has entered into agreements with a related party under which the related party provides consulting and management services and other central services for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 15.15 million per month, and plus the rate per event as prescribed in the agreements (at 31 December 2004: Baht 16.71 million per month).

The Company has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 2.03 million per month (at 31 December 2004: Baht 1.72 million per month).

g) **Shin Corporation's warrants**

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at Baht nil per unit to the Company's directors. SHIN does not charge the Company for the grant of these warrants.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are also included in the details below.

Grant date	27/03/2002 (Grant I)	30/05/2003 (Grant II)	31/05/2004 (Grant III)	31/05/2005 (Grant IV)
Warrants (Million units)	18.34	15.59	8.82	16.00
Exercise price per unit	17.80	13.67	36.41	41.76
Exercise ratio	1:1	1:1	1:1	1:1
First adjustment to exercise price per unit and ratio (effective from 25 August 2004 onwards)				
- Price	17.70	13.60	36.21	-
- Ratio	1:1.00540	1:1.00540	1:1.00540	-
Second adjustment to exercise price per unit and ratio (effective from 8 March 2005 onwards)				
- Price	17.57	13.49	35.93	-
- Ratio	1:1.01327	1:1.01327	1:1.01327	-

Movement in the number of SHIN's warrants are as follows:

	Million units
For the six-month period ended 30 June 2005	
Opening balance	30.98
Granted	16.00
Exercised	(1.00)
Closing balance	45.98

During the six-month period ended 30 June 2005, the Company's directors exercised 1.00 million units of warrants to acquire 1.01 million ordinary shares of SHIN.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

16 Related party transactions (continued)

h) Special reward program

Advanced Datanetwork Communication Company Limited, a subsidiary, has granted the rights to receive special reward program to the director of the subsidiary. The program will be granted the rights once a year for nsecutive years. The rights will be exercised after the first year but within 3 years after the grant date. Calculation of special reward program shall be based on the improvement of the subsidiary's operational performance on the exercised date comparing with that of the grant date of the subsidiary. However, such program will not exceed each person's budget. Details of special reward program are as follow:

Project no.	Grant date	No. of rights (Million units)	Maximum budget not exceeding (Million Baht)
1	30 April 2002	3.41	3.88
2	2 May 2003	1.62	2.04
3	30 April 2004	0.81	2.34

Movement in the number of rights to receive special reward is as follows:

	Million units
For the six-month period ended 30 June 2005	
Beginning balance	3.03
Granted	-
Exercised	(1.95)
Closing balance	1.08

1.95 million units were exercised during the six-month period ended 30 June 2005. The subsidiary paid for the exercised rights in the total amount of Baht 0.52 million.

17 Contingencies

At 30 June 2005, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 1,488.91 million (31 December 2004 : Baht 1,484.44 million) on a consolidated basis and Baht 1,141.60 million (31 December 2004 : Baht 1,129.84 million) on a Company basis.

In 2002, the Company sold its investment in Curtain Property Co., Ltd., a subsidiary, (formerly "Advanced Paging Co., Ltd."); the Company is obligated under the sale agreement to:

- have full responsibility for 2 years after the date of this agreement, 16 September 2002, for any and all debts and liabilities suffered, sustained or incurred by the subsidiary which are outstanding at and incurred prior to the date of this agreement including without limitation (except all debts as specified in the agreement at the amount of Baht 20.43 million).

- indemnify the Purchasers of the subsidiary against all loss and damages sustained by the Purchaser arising from non-performance or default of any kind by the subsidiary under the Concession agreement.

- within three years from the date of the agreement, indemnify the Purchasers from and against and thus will pay to the Purchasers the amounts of any taxation, relevant cost and penalty of the subsidiary occurred prior and up to the date of the agreement.

To date no claims have been received from the purchaser under the terms of this indemnity.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

18 Post balance sheet events

Warrants granted to directors and employees - exercised

As mentioned in Note 14, during the three-month period ended 30 June 2005, the Company's warrants of 0.27 million units, 0.14 million units and 0.01 million units were exercised at Baht 46.78 each, Baht 42.30 each and Baht 90.64 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 5 July 2005.

In July 2005, a total of 0.61 million units, being 0.36 million units, and 0.23 million units and 0.02 million units of the Company's warrants were exercised at Baht 46.78 each, 42.30 and Baht 90.64 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 2 August 2005.

As a result of these two transactions, the total issued and paid up share capital and premium on share capital of the Company will increase from Baht 2,947.66 million to Baht 2,948.71 million, and from Baht 20,579.91 million to Baht 20,627.96 million, respectively.

Interim dividend

At the Board of Directors' meeting held on 10 August 2005, the Board passed a resolution to approve a declaration of interim dividend for 2,948.71 million shares of Baht 3 each, totalling Baht 8,846.13 million. The dividend will be paid to the shareholders on 6 September 2005.

Increase in share capital of a subsidiary

On 5 August 2005, Advanced Mpay Company Limited, a subsidiary, registered an increase in share capital from Baht 210 million (21 million shares at par value of Baht 10 each) to Baht 300 million (30 million shares at par value of Baht 10 each) with the Ministry of Commerce. The newly issued shares were offered to NTT DoCoMo Inc. (incorporated in Japan) at Baht 35 each. The purpose of the capital increase is to support payment business via mobile phone. Advanced Info Service Public Company Limited owns 69.99% of the subsidiary's share capital upon the completion of the transaction, reducing from 99.99%. A subsidiary received a payment for the capital increase in full on 3 August 2005.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

Overview

As at 2Q05, the Company and its subsidiaries (the Group) had the total of 15,814,500 mobile phone subscribers, comprising of 2,126,000 postpaid subscribers on GSM Advance and GSM 1800 and 13,688,500 prepaid subscribers on 1-2-Call!. The subscriber base grew 338,000 or 1.9% due mainly to an increase in 1-2-Call! subscribers.

Due to impact from oil price surge in the period, consumer sentiment has been weak and more cautious on spending. In response to price competition in cellular service industry, AIS launched a tactical price plan, Sure-Sure to end the intensive competition. The impact of the tactical price plan pushed down the service revenues.

Net profit of 2Q05 decreased 22.4% because of a decline in revenue and mainly higher in network cost and marketing expenditure

As a result, the Group generated a total revenue of Baht 22,308 million for the period of 2Q05, a fall of 6.0% QoQ and 7.4% YoY.

The Group recorded the net profit of Baht 4,169 million for 2Q05, a decrease of 22.4% from previous quarter. The profit decrease was principally owing to a drop in total revenues as well as a rise on network cost and marketing expenditure.

For the six-month period, the Group showed the net profit of Baht 9,538 million, down by 5.3% compared to the same period of previous year, principally resulting from a decline in total revenues.

Operating Results

Table 1: Selected financial information

Amount in Million Baht

	2Q05	% Change QoQ	% Change YoY	6 Months	% Change YoY
Total Revenue	22,308	(6.0%)	(7.4%)	46,030	(4.5%)
Total Cost	13,035	0.3%	(0.3%)	26,028	0.0%
Gross Margin	9,273	(13.6%)	(15.9%)	20,002	(9.7%)
SG&A	2,653	11.4%	(7.1%)	5,035	(9.0%)
Net Profit	4,169	(22.4%)	(17.3%)	9,538	(5.3%)
Diluted EPS (Baht)	1.41	(22.5%)	(17.5%)	3.23	(5.6%)

Total Revenue

The Group generated total revenue of Baht 22,308 million in 2Q05, down 6.0% from that of 1Q05 and down 7.4% from that of 2Q04, mainly resulting from the decline of services revenue. For the six-month period of 2005, total revenue was Baht 46,030 million, a decrease of 4.5% from the same period of last year.

- Revenue from services and equipment rentals

Lower service revenue mainly resulted from a decline of 1-2-Call! revenue

The mobile service revenue was a majority part of revenue from service and equipment rentals. In 2Q05, mobile service revenue was Baht 19,781 million, decreased by 6.6% from that of 1Q05 mainly resulting from lower 1-2-Call! revenue due to intensive price competition. Moreover, ARPU in the second quarter of the year has been generally lower than that of first quarter. When compared to 2Q04, service revenue decreased by Baht 1,309 million or decreased by 6.2%. For the six-

month period it was Baht 40,967 million, down by 2.3% from the same period of last year despite the more number of subscribers. The decline was caused by a fall in the 1-2 Call! ARPU, a majority group of total subscribers.

- Revenue from sales

Lower average selling price resulted in lower sales revenue in 2Q05 compared to 2Q04

Handset and accessory sales were major components in revenue from sales. In 2Q05, sales revenue were Baht 2,527 million, being close to that of 1Q05, but falling Baht 483 million or 16.0% compared to 2Q04. The decrease in handset sales was mostly affected from lower average selling price.

For the six-month period, revenue from sales was Bath 5,064 million reducing by 19.0% from the same period of last year. The decrease in handset sales came from lower sales volume as well as lower average selling price, impacted from an intense competition in handset sales.

Total Cost

Total cost was Baht 13,035 million in 2Q05, a slight increase caused of, a rise of cost of handsets. When compared to 2Q04, it maintained stable. Total cost for the six-month period was Baht 26,028 million, which was also constant from the same period of last year.

- Cost of services and equipment rentals

Cost of services and equipment rentals were Baht 6,064 million in 2Q05, rose by 4.1% from 1Q05 and rose by 10.9% compared to 2Q04. The increment was due primarily to higher network amortization resulting from continuous expansion of mobile service network. For the six-month period they rose by 9.5% from the same period of last year.

- Concession fee and excise tax

Concession fee and excise tax were Baht 4,654 million in 2Q05, decreasing by Baht 296 million or 6.0% from previous quarter and Baht 317 million or 6.8% from that of 2Q04.

For the six-month period, they dropped by 3.0% from the same period of last year.

The decline in concession fee and excise tax was in-line with the decrease in revenue from mobile services.

- Cost of Sales

Cost of sales was Baht 2,317 million, increased by Baht 97 million or 4.4% from that of 1Q05 but decreased by Baht 314 million or 11.9% compared to 2Q04. For the six-month period, it dropped by Baht 731 million or 13.9% from the same period of last year due to lower in sales volume and average handsets cost per unit.

Selling and Administrative expenses

SG&A increased QoQ mainly from an increase in marketing spending

Total selling and administrative expenses (SG&A) were Baht 2,653 million in 2Q05, accounted for 11.9% of total revenue. The SG&A increased by Baht 271 million or 11.4% from that of 1Q05. The change of SG&A was principally from the increase of marketing expense totaling of Baht 220 million from last quarter. When compared to 2Q04, the SG&A decreased by Baht 203 million or 7.1%.

For the six-month period, SG&A decreased by Baht 495 million or 9.0% from the same period of last year. The main reasons were from an allowance for doubtful and

marketing spending decreased by Baht 164 million and Baht 420 million respectively while staff cost increased by Baht 118 million.

Lower Income tax from 1Q05 resulted from Lower total revenues and higher cost and SG&A

Income Tax

In 2Q05, corporate income tax was Baht 2,160 million, down by Baht 572 million or 20.9% from that of 1Q05 resulting mainly from the decrement in total revenues and an increase in cost and SG&A. Compared to 2Q04, it decreased by Baht 624 million or down 22.4%. For the six-month period it decreased Baht 923 million or 15.9% from the same period of last year.

Net Profit

As aforesaid, net profit in 2Q05 dropped by 22.4% from that of 1Q05, and dropped by 17.3% compared to 2Q04. For the six-month period, net profit decreased by 5.3% from the same period of last year.

Financial Position

Total Assets slightly increased by 1.7% from YE04 from an increase in cash and cash equivalent

1. Assets

At the end of this quarter, total assets were Baht 123,254 million, increased by Baht 2,087 million or 1.7% from YE04. As a percentage of total assets, current assets and non-current assets accounted for 18.7% and 81.3% respectively.

Table 2: Major assets component

	30 June 2005		31 December 2004	
	Million Baht	% of Total Assets	Million Baht	% of Total Assets
Current Assets	23,011	18.7%	19,118	15.8%
Plant, Property and Equipment, net (incl. Computer Software)	10,495	8.5%	11,618	9.6%
Assets under concession agreements, net	75,813	61.5%	75,658	62.4%
Other non current assets	13,935	11.3%	14,774	12.2%

- Current Assets

As at June 2005, current assets considerably increased by Baht 3,894 million or up 20.4% from YE04. This was mainly from the significant increment of cash and cash equivalent from Baht 9,449 million as at YE04 to Baht 13,351 million.

Total liabilities increased by 0.1 % from YE04

2. Liabilities

Total liabilities were Baht 53,142 million at end of 2Q05, increased by Baht 62 million or 0.1% from YE04.

Table 3: Major liabilities component

	30 June 2005		31 December 2004	
	Million Baht	% of Total liabilities	Million Baht	% of Total liabilities
Other Current Liabilities	16,819	31.7%	16,423	31.0%
Concession right payable, accrued concession fee and excise tax[1]	8,252	15.5%	7,017	13.2%
Long-term borrowings and debentures, net[2]	27,966	52.6%	29,521	55.6%
Other non-current liabilities	105	0.2%	119	0.2%

[1] Concession right payable, Accrued Concession fee and Excise Tax including current-portion within 1 year and portion over 1 year

[2] Long-term borrowings and debentures, net including current-portion within 1 year and portion over 1 year

- Other Current Liabilities

As at June 2005, the Group had an increase in other current liabilities was up Baht 396 million or 2.4% from YE04. The main item came from A/P-Trade increasing of Baht 924 million.

- Concession right payable, accrued concession fee and excise tax

As at June 2005, the concession right payable, accrued concession fee and excise tax within 1 year presented at Baht 8,252 million, up by Baht 1,235 million or 17.6%. Due to the schedule of annual concession fee payment in November of each year, so the balance of accrued concession fee as of YE04 was not as much as that of the second quarter and the third quarter of each year.

- Long-term borrowings and debentures, net

The Group showed net long-term borrowings and debentures of Baht 27,966 million, a decrease of Baht 1,555 million or 5.3% from YE04. During the six-month period ended June 2005, the Group made total repayment of Baht 1,500 million of long-term debentures. As at June 2005, the Group presented the current portion within 1 year of total long-term debentures and borrowings of Baht 5,011 million and the portion over 1 year of that amounting of Baht 22,955 million or represented as 17.9% and 82.1% of its own category respectively.

3. Shareholders' Equities

Total Equities rose by 3.0% from YE04 resulted from net income 9,538 MB netting by dividend paid

As at June 2005, the Group had total equity of Baht 70,112 million, increasing by Baht 2,025 million or 3.0% from YE04; as a result of the net income in six-month period Baht 9,538 million. The Company declared the second payment of dividends at 2.60 baht per share totaling Baht 7,653 million addition to an interim dividend payment on 9 September 2004 at the rate of 2.15 baht per share. As a result, the total of dividend payment from the net operating result of YE04 was 4.75 baht per share.

During the 1Q05, by the regulation of SEC, the Company took a capital reserve for treasury stock of Baht 83 million apart from inappropriate retained earnings.

In addition, the additional issued and fully paid-up share capital as at end of 2Q05 increases subject to an exercise of ESOP totaling 2.47 million shares. The Company presents advanced receipt of Baht 20 million.

A subsidiary recognized a fair value reserved of available for sale – securities of Baht 4 million as unrealized gain in Shareholder's Equity.

4. Liquidity

For the period of 2Q05, the Group's consolidated net cash flow increased by Baht 3,868 million principally resulting from net cash inflow from operating activities of Baht 19,568 million. A part of the increment of cash flow was invested in short-term investment to earn more interest than saving in commercial bank. Net cash outflow from investing activities was Baht 6,594 million rising from Baht 4,367 million, compared to the same period of prior year. This was mainly from network expansion investment. In addition, net cash outflow from financing activities was Baht 9,106 million from the repayment of long-term debentures amounting Baht 1,500 million and the second payment of dividend from the net operating result of YE04 totaling Baht 7,653 million.